November 13, 2018
VIA EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Joseph Cascarano
Lisa Haynes Etheredge
Re:         Fluent, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 14, 2018
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
Filed August 8, 2018
File No. 001-37893
Dear Mr. Cascarano and Ms. Etheredge:
Fluent, Inc. (the “Company,” “we,” “our” or “us”) submits this letter in response to the Staff’s comment letter, dated November 1, 2018, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2017 filed March 14, 2018 and Form 10-Q for the Fiscal Quarter Ended June 30, 2018 filed August 8, 2018 (the "Company Filings"). For your convenience, we have recited the Staff’s comment in boldface type and provided our response immediately thereafter. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Company Filings.
Form 10-Q for the Fiscal Quarter Ended June 30, 2018
10. Segment Information, page 20

1.
We note your disclosure that, subsequent to the spin-off of red violet, you have only one reportable segment. On page F-17 of your Form 10-K for the year ended December 31, 2017, you previously disclosed that you had two operating segments. Please tell us and revise your future filings to clarify if you continue to have two operating segments that you have now aggregated into a single reportable segment. Please refer to ASC 280-10-50-21(a). Please also revise your critical accounting policy disclosures on page 24 to describe any changes in your definition of goodwill reporting units after the red violet spin-off and the reasons for those changes. Please refer to Item 303(b) of Regulation S-K and Section V of SEC Release 33-8350.

Response: We respectfully acknowledge the Staff's comment and note that, as a result of the Spin-off of red violet, we determined that we had one reportable segment, corresponding to one operating segment,

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
November 13, 2018

Performance Marketing, as of March 31, 2018. Additionally, we note that, as a result of the Spin-off and the related change in our reportable segments, we now operate under one reporting unit for the purpose of goodwill impairment testing, and that the Spin-off did not constitute an event or circumstance that would require goodwill impairment testing of the remaining reporting unit as of that date. We have included disclosure consistent with this response on pages 21 and 32 of our Form 10-Q for the fiscal quarter ended September 30, 2018, which we filed with the SEC on November 8, 2018. We confirm that we will continue to include this disclosure in our future filings.

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Thank you for your continued assistance with these filings. If you have any questions, please call me at (646) 356-8476.
Sincerely,
FLUENT, INC.
/s/ Ryan Perfit

Ryan Perfit
Senior Vice President, Finance and
Interim Chief Financial Officer

cc:    Daniel Barsky, General Counsel & Chief Compliance Officer
Fluent, Inc.